SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549


                              FORM 11-K


              Annual Report Pursuant to Section 15(d) of
                 The Securities Exchange Act of 1934



  (Mark One)
  (X) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

          For the period* ended        September 30, 1995
                                  or
  (  )    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
          SECURITIES EXCHANGE ACT OF 1934.

          For the transition period from _______  to  _________

          Commission File Number 1-3305  (Merck & Co., Inc.)

          A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           ASTRA MERCK INC.
                  EMPLOYEE SAVINGS AND SECRUITY PLAN
                      725 Chesterbrook Boulevard
                        Wayne, PA  19087-5677

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          MERCK & CO., INC.
                           One Merck Drive
                 Whitehouse Station,  NJ  08889-0100


  * This report is being filed pursuant to General Instruction
  A(2)(ii) of Form S-8.















                  Report of Independent Accountants


        November 3, 1995

        To the Participants and Plan Administrative Committee of the

         Astra Merck Inc. Employee Savings and Security Plan


        In our opinion, the accompanying Statement of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits, present fairly, in all material respects, the net assets available for benefits of the Astra Merck Inc. Employee Savings and Security Plan (the "Plan") at September 30, 1995, and the changes in net assets available for benefits for the nine months then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

        Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the Statement of Net Assets Available for Benefits, and the Statement of Changes in Net Assets Available for Benefits, is presented for purposes of additional analysis, rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




        Price Waterhouse LLP





Astra Merck Inc. Employee Savings and Security Plan
Statement of Net Assets Available for Benefits, with Fund Information
September 30, 1995


                                     Merck Common     Fidelity Magellan   Fidelity Equity-     Fidelity Growth   Fidelity Growth &
                                      Stock*              Fund*            Income Fund         Company Fund      Income Portfolio


Assets:
Investments at fair value:
   Common stock                      $21,593,603
   Mutual funds                                           $4,949,782            $542,385          $1,233,861         $1,321,464
   Participant loans
-------------------------------------------------------------------------------------------------------------------------------
                                      21,593,603          $4,949,782            $542,385           1,233,861          1,321,464

Receivables:
   Participant contributions             121,193              70,913              10,361              28,183             34,073
   Employer contributions                 31,626              18,600               2,605               7,327              8,774
   Accrued Interest and Dividends        133,273               1,668                 230                 334                266
-------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits    $21,879,695          $5,040,963            $555,581           1,269,705         $1,364,577












Astra Merck Inc. Employee Savings and Security Plan
Statement of Net Assets Available for Benefits, with Fund Information
September 30, 1995
Continued


                                    Fidelity Intermediate      Fidelity Retirement       Fidelity OTC          Fidelity
                                      Bond Fund                 Growth Fund               Portfolio          Overseas Fund


Assets:
Investments at fair value:
   Common stock
   Mutual funds                      $214,106                        $396,339               $629,105         $688,799
   Participant loans
---------------------------------------------------------------------------------------------------------------------
                                      214,106                         396,339                629,105          688,799

Receivables:
   Participant contributions           6,119                           12,393                 16,071           19,161
   Employer contributions              2,033                            3,089                  3,999            4,479
   Accrued Interest and Dividends          5                               85                    242              275
---------------------------------------------------------------------------------------------------------------------
Net assets available for benefits   $222,263                         $411,906               $649,417         $712,714



















Astra Merck Inc. Employee Savings and Security Plan
Statement of Net Assets Available for Benefits, with Fund Information
September 30, 1995
Continued

                                                                        Fidelity        Fidelity
				                    Fidelity           Retirement       U.S. Equity   Participant
                              Fidelity Balanced   Retirement Money     Govt. Money      Index           Loan
                                    Fund          Market Portfolio   Market Portfolio   Portfolio       Fund	     Total

Assets:
Investments at fair value:
   Common stock                                                                                                      $21,593,603
   Mutual funds                    $1,280,756         $403,502       $397,898          $293,534                       12,351,531
   Participant loans                                                                                    $1,218,350     1,218,350
--------------------------------------------------------------------------------------------------------------------------------
                                    1,280,756          403,502        397,898           293,534         $1,218,350    35,163,484

Receivables:
   Participant contributions           19,574            5,475           2,292             9,357                         355,165
   Employer contributions               5,380            1,554             736             2,494                          92,696
   Accrued Interest and Dividends         390              103              82                76                         137,029
--------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits  $1,306,100         $410,634        $401,008          $305,461         $1,218,350  $35,748,374







* Represents 5% or more of the Plan investments as of September 30, 1995. The accompanying notes are an integral part of these financial statements.


Astra Merck Inc. Employee Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Nine Months Ended September 30, 1995

                                         Merck Common   Fidelity    Fidelity   Fidelity    Fidelity
                                            Stock       Magellan    Equity-    Growth       Growth &
                                                        Fund        Income     Company      Income
                                                                     Fund        Fund       Portfolio


Additions to net assets attributed to:

 Investment income:
   Net appreciation in fair value of
     investments                         $10,372,353    $1,284,077     $63,850   $262,059      $188,172
     Dividends                               350,023        15,814      10,528                   42,132
     Interest                                 40,293        13,232       1,761      2,333         2,094
-------------------------------------------------------------------------------------------------------
       Total income on investments        10,762,669     1,313,123      76,139    264,392       232,398
-------------------------------------------------------------------------------------------------------

Contributions to the Plan:
   Participant contributions               1,066,485       608,734      90,108    224,929       273,647
   Employer contributions                    279,599       158,299      21,985     58,252        71,628
   Rollovers from other qualified plans       65,090        65,492      13,870     38,990        76,377
-------------------------------------------------------------------------------------------------------
      Total contributions                  1,411,174       832,525     125,963    322,171       421,652
-------------------------------------------------------------------------------------------------------
      Total additions                     12,173,843     2,145,648     202,102    586,563       654,050
------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to:
   Withdrawls                               (182,795)       (8,893)                  (637)       (2,404)
--------------------------------------------------------------------------------------------------------
   Transfers among funds:
    Net reallocations                       (555,390)      149,192     123,349    143,567        (3,188)
    Loans to participants, principal        (251,533)      (74,820)    (19,235)   (22,453)       (9,825)
    Loan principal repayments from
     participants                             110,301        35,998       5,252     16,623       16,141
-------------------------------------------------------------------------------------------------------
       Net transfers among funds             (696,622)      110,370     109,366    137,737        3,128
-------------------------------------------------------------------------------------------------------
       Total deductions and net
       transfers among funds                 (879,417)      101,477     109,366    137,100          724
--------------------------------------------------------------------------------------------------------

       Net increase                         11,294,426     2,247,125     311,468    723,663      654,774

Transfers from Merck                        10,585,269     2,793,838     244,113    546,042      709,803

Net assets available for benefits:

   Beginning of year
--------------------------------------------------------------------------------------------------------
   End of year                             $21,879,695    $5,040,963    $555,581 $1,269,705   $1,364,577


Astra Merck Inc. Employee Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Nine Months Ended September 30, 1995
Continued

                                                Fidelity      Fidelity        Fidelity        Fidelity       Fidelity
                                                Intermediate  Retirement      OTC             Overseas       Balanced
                                                Bond Fund     Growth Fund     Portfolio       Fund           Fund
Additions to net assets attributed to:

  Investment income:
   Net appreciation in fair value of
   investments                                      $680         $33,623       $121,293         $31,895           $64,500
   Dividends                                       8,868                         11,979                            34,764
   Interest                                           62             622          1,442           2,262             3,423
-------------------------------------------------------------------------------------------------------------------------
      Total income on investments                  9,610          34,245        134,714          34,157           102,687
-------------------------------------------------------------------------------------------------------------------------
 Contributions to the Plan:
   Participant contributions                      83,920          94,779        127,733         176,604           182,968
   Employer contributions                         23,655          22,886         32,035          39,898            50,327
   Rollovers from other qualified plans           11,522          37,356          8,928          36,379            12,170
-------------------------------------------------------------------------------------------------------------------------
      Total contributions                        119,097         155,021        168,696         252,881           245,465
-------------------------------------------------------------------------------------------------------------------------
      Total additions                            128,707         189,266        303,410         287,038           348,152
-------------------------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to:
   Withdrawls                                     (5,881)                        (6,020)            (74)          (51,824)
-------------------------------------------------------------------------------------------------------------------------
   Transfers among funds:
    Net reallocations                            (84,410)          9,328         66,114          40,718           113,485
    Loans to participants, principal                              (9,453)       (19,754)        (12,163)          (27,030)
    Loan principal repayments from
      participants                                   440           2,952          4,792           6,857            16,699
-------------------------------------------------------------------------------------------------------------------------
      Net transfers among funds                  (83,970)          2,827         51,152          35,412           103,154
-------------------------------------------------------------------------------------------------------------------------
     Total deductions and net transfers
       among funds                               (89,851)          2,827         45,132          35,338            51,330
-------------------------------------------------------------------------------------------------------------------------
      Net increase                                38,856         192,093        348,542         322,376           399,482
Transfers from Merck                             183,407         219,813        300,875         390,338           906,618

Net assets available for benefits:
     Beginning of year
-------------------------------------------------------------------------------------------------------------------------
     End of year                                $222,263        $411,906       $649,417        $712,714        $1,306,100


Astra Merck Inc. Employee Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Nine Months Ended September 30, 1995

                                            Fidelity         Fidelity            Fidelity
                                            Retirement       Retirement          U.S. Equity   Participant
                                            Money Market     Gov't. Money        Index         Loan
                                            Portfolio        Market Portfolio    Portfolio     Fund		  Total

Additions to net assets attributed to:

Investment income:
  Net appreciation in fair value of
       investments                                                               $55,455                         $12,477,957
       Dividends                              $ 16,289           $12,524           3,717                             506,638
       Interest                                    925               771             509                              69,729
----------------------------------------------------------------------------------------------------------------------------
     Total income on investments                17,214            13,295          59,681                          13,054,324
----------------------------------------------------------------------------------------------------------------------------

Contributions to the Plan:
  Participant contributions                     66,916            34,541          79,310                           3,110,674
  Employer contributions                        17,649            10,435          20,904                             807,552
  Rollovers from other qualified plans          13,873             5,805           1,275                             387,127
----------------------------------------------------------------------------------------------------------------------------
     Total contributions                        98,438            50,781         101,489                           4,305,353
----------------------------------------------------------------------------------------------------------------------------
     Total additions                           115,652            64,076         161,170                          17,359,677
----------------------------------------------------------------------------------------------------------------------------

Deductions from net assets attributed to:

  Withdrawls                                   (28,320)             (879)           (152)                           (287,879)
----------------------------------------------------------------------------------------------------------------------------
  Transfers among funds:
   Net reallocations                           (44,523)           37,861           3,897
   Loans to participants, principal             (3,027)           (2,123)         (4,384)       $455,800
   Loan principal repayments from
    participants                                 3,473             2,369           7,616        (229,513)
----------------------------------------------------------------------------------------------------------------------------
     Net transfers among funds                 (44,077)           38,107           7,129         226,287
----------------------------------------------------------------------------------------------------------------------------
     Total deductions and net transfers
      among funds                              (72,397)           37,228           6,977         226,287             (287,879)
-----------------------------------------------------------------------------------------------------------------------------
     Net increase                               43,255           101,304         168,147         226,287           17,071,798

Transfers from Merck                           367,379           299,704         137,314         992,063           18,676,576

Net assets available for benefits:

     Beginning of year
----------------------------------------------------------------------------------------------------------------------------
     End of year                             $410,634          $401,008        $305,461      $1,218,350          $35,748,374

The accompanying notes are an integral part of these financial statements.


Astra Merck Inc. Employee Savings and Security Plan
Notes to Financial Statements
September 30, 1995

        1.  Description of the Plan

            The Astra Merck Inc. (the "Company") Employee Savings and Security Plan (the "Plan"), established January 1, 1995, was designed to provide employees a systematic means of saving and investing for the future. Regular full-time, part-time, and temporary employees of the Company as defined by the Plan, who have completed at least one year of employment are eligible to participate in the Plan on the next enrollment date (the first day of each January and each July).

            The Plan is administered by the Plan Administrative
            Committee. All costs of administering the Plan are borne by the Company.

            Contributions. Participants may contribute from 2% to 15% of their base pay and can designate contributions as pre-tax, after-tax or a combination of both. The Company matches 50% of employee contributions up to 5% of base pay per pay period. Company matching contributions are invested in the same investments that participants designate for their own contributions. Both employee and employer contributions to the Plan are limited to maximum amounts established under the Internal Revenue Code.

            In addition, participants may transfer assets that are held for their benefit by former employers (rollover contributions) into the Plan.

            Investment Options. Participants direct the investment of their contributions into any of the following investment options, including Merck & Co., Inc.
            ("Merck") Common Stock:

              Merck Common Stock
              This portfolio consists of shares of Merck Common
              Stock.

              Fidelity Magellan Fund
              The Magellan Fund invests primarily in common stock and securities convertible to common stock issued by companies operating in the U.S. and/or abroad as well as foreign companies. The fund seeks investment growth by making a profit on invested capital over the long term.

              Fidelity Equity-Income Fund
              The Equity-Income Fund invests in income-producing equity securities and seeks a dividend yield that exceeds the composite yield of the S&P 500 Index; at the same time, it considers the potential for capital growth.






Astra Merck Inc. Employee Savings and Security Plan
Notes to Financial Statements
September 30, 1995

              Fidelity Growth Company Fund
              The Growth Company Fund seeks capital appreciation mainly through investment in common stocks and securities convertible into common stocks with an emphasis on capital gains rather than on dividend income.

              Fidelity Growth & Income Portfolio
              The Growth & Income Portfolio seeks a combination of capital growth and current income consistent with reasonable investment risk. It seeks securities of companies with potential for earnings growth while paying current dividends.

              Fidelity Intermediate Bond Fund
              The Intermediate Bond Fund invests in domestic and foreign investment-grade securities with intermediate maturities. The dollar-weighted average maturity of its obligations ranges between three and ten years.

              Fidelity Retirement Growth Fund
              The Retirement Growth Fund seeks capital appreciation by investing primarily in common stocks issued by companies operating in the U.S. and/or abroad.
              Investments are diversified among a variety of industries and sectors within the market.

              Fidelity OTC Portfolio
              The OTC Portfolio seeks capital appreciation through investment in securities that are traded in the over-the-counter ("OTC") securities market. Though this portfolio invests mainly in common stocks, it can also invest in preferred stocks and debt obligations as well as all other securities offered by the OTC market.

              Fidelity Overseas Fund
              The Overseas Fund seeks capital appreciation, primarily through investments in foreign securities. Normally, at least 65% of its total assets are invested in securities of companies from at least three countries outside of North America (generally these countries are located in Central and South America, the Far East and Pacific basin, and Western Europe).

              Fidelity Balanced Fund
              The emphasis of the Balanced Fund is income with investments in both stocks and bonds. At least 25% of its total assets will always be invested in fixed-income senior securities to primarily preserve principal.





Astra Merck Inc. Employee Savings and Security Plan
Notes to Financial Statements
September 30, 1995

              Fidelity Retirement Money Market Portfolio
              The Money Market Portfolio invests in high quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations and certificates of deposit.

              Fidelity Retirement Government Money Market Portfolio The Government Money Market Portfolio invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities.

              Fidelity U.S. Equity Index Portfolio
              The U.S. Equity Index Portfolio seeks investment results that correspond to the total return performance of United States' publicly traded stocks. Total return performance is the combination of capital changes and income. Many investments made by this portfolio offer the potential for both dividend income and capital appreciation over the long term.

              Participant Loan Fund
              The Loan Fund is comprised of amounts transferred from other funds and represents the balance of outstanding participant loans.

            Vesting. Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

            Participants' Loans. Participants may borrow from their account balances. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance, if any, during the one year period prior to the new loan application date, or 50% of the participant's account balance less any current outstanding loan balance. Participant investments are liquidated on a pro rata basis to fund the loan. The interest rate is the rate in effect the month the loan is valued and is based on the prime rate of the Morgan Guaranty Trust Company of New York, plus one percent per annum. Activity related to these borrowings is reflected in the Participants' Loan Account column of the financial statements.

        2.  Summary of Accounting Policies

            The financial statements of the Plan have been prepared using the accrual basis of accounting. Investments in mutual funds and Merck Common Stock are stated at quoted market value. Participant loans are valued at cost which approximates fair value. Dividend income is recorded on the ex-dividend date. The appreciation in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the


Astra Merck Inc. Employee Savings and Security Plan
Notes to Financial Statements
September 30, 1995

            Statement of Changes in Net Assets Available for
            Benefits.

        3.  Income Tax Status

            The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. A request for a favorable determination letter will be filed with the Internal Revenue Service in conjunction with the Company's 1995 tax return filing.

        4.  Party-in-Interest Transactions

            On January 1, 1995, in connection with the transfer of assets to the Company on November 1, 1994 to effect a joint venture between Astra AB and Merck, certain employees of Merck became employees of the Company. In accordance with the terms of the agreements governing the formation of the joint venture, account balances of these employees who were participants in Merck's Employee Savings and Security Plan, totalling $18,676,576, were transferred to the Plan, effective January 1, 1995.
































                                                          Schedule I

Astra Merck Inc. Employee Savings & Security Plan
Schedule of Assets Held for Investment Purposes
September 30, 1995
                                                                        Market
                                                                        Value                     Cost
Merck Common Stock*                                                    $21,593,603            $14,935,287
Fidelity Magellan Fund*                                                  4,949,782              3,693,322
Fidelity Equity-Income Fund                                                542,385                482,376
Fidelity Growth Company Fund                                             1,233,861                980,127
Fidelity Growth & Income Portfolio                                       1,321,464              1,165,498
Fidelity Intermediate Bond Fund                                            214,106                214,539
Fidelity Retirement Growth Fund                                            396,339                365,013
Fidelity OTC Portfolio                                                     629,105                515,591
Fidelity Overseas Fund                                                     688,799                658,700
Fidelity Balanced Fund                                                   1,280,756              1,219,649
Fidelity Retirement Money Market Portfolio                                 403,502                403,502
Fidelity Retirement Government Money Market Portfolio                      397,898                397,898
Fidelity U.S. Equity Index Portfolio                                       293,534                241,996
Participant Loan Account (with interest rates ranging from
                   7% to 11%)                                            1,218,350              1,218,350
                                                                       -------------------------------------
                          Totals                                       $35,163,484            $26,491,848


* Represents 5% or more of the Plan investments as of September 30, 1995.
  This schedule was derived from data certified as complete and accurate by Fidelity Management Trust Company.






                                                              Schedule ll


Astra Merck Inc. Employee Savings and Security Plan
Schedule of Reportable Transactions
Nine Months Ended September 30, 1995
                                                                                    ------------------Sales----------------------
                                              Number of   Number of     Total                         Net
Description                                   Purchases   Sales      Purchases       Proceeds         Cost            Gain
Merck Common Stock                            83           64        $26,879,750      $15,887,494    $11,944,463       $3,943,031
Fidelity Magellan Fund                        81           55          3,861,726          196,020        168,403           27,617
Fidelity Equity-Income Fund                   43           18            530,359           51,823         47,982            3,841
Fidelity Growth Company Fund                  56           26          1,041,739           69,938         61,613            8,325
Fidelity Growth & Income Portfolio            60           29          1,395,077          261,785        229,579           32,206
Fidelity Intermediate Bond Fund               44           17            310,957           97,532         96,419            1,113
Fidelity Retirement Growth Fund               48           21            413,933           51,217         48,920            2,297
Fidelity OTC Portfolio                        54           27            591,525           83,713         75,934            7,779
Fidelity Overseas Fund                        56           32            708,163           51,258         49,462            1,796
Fidelity Balanced Fund                        52           37          1,373,501          157,246        153,852            3,394
Fidelity Retirement Money Market Portfolio    49           28            510,353          106,850        106,850            -
Fidelity Retirement Government Money Market
       Portfolio                              44           25            440,441           42,542         42,542            -
Fidelity U.S. Equity Index Portfolio          42           18            278,391           40,312         36,395            3,917

    This schedule was derived from data certified as complete and accurate by Fidelity Management Trust Company.


















                              SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                              ASTRA MERCK INC.
                              EMPLOYEE SAVINGS AND SECURITY PLAN
                              (Name of Plan)



                              By: /s/ Linda E. Robertson
                              LINDA E. ROBERTSON
                              Administrative Committee


  Dated: November 22, 1995